UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
FLEXTRONICS INTERNATIONAL LTD.
(Name of Subject Company (Issuer) and Filing Person (Offeror)
Options to Purchase Ordinary Shares, no par value
(Title of Class of Securities)
Y2573F102
(CUSIP Number of Ordinary Shares Underlying Class of Securities)
Michael M. McNamara
Chief Executive Officer
Flextronics International Ltd.
One Marina Boulevard, #28-00
Singapore 018989
(65) 6890-7188
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)
With copies to:
Jeffrey N. Ostrager, Esq.
Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, New York 10178
(212) 696-6000
CALCULATION OF FILING FEE

Transaction Valuation(*)	Amount of Filing Fee(**)
$38,742,919	$2,162

(*)	Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s ordinary shares that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 29,785,719 shares of the issuer’s ordinary shares and have an aggregate value of $38,742,919 as of July 10, 2009, calculated based on a Black-Scholes option pricing model.

(**)	The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Form or Registration No.: Not applicable
Filing Party: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☑ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet	3
Item 2. Subject Company Information	3
Item 3. Identity and Background of Filing Person	4
Item 4. Terms of the Transaction	4
Item 5. Past Contacts, Transactions, Negotiations and Agreements	4
Item 6. Purposes of the Transaction and Plans or Proposals	4
Item 7. Source and Amount of Funds or Other Consideration	4
Item 8. Interest in Securities of the Subject Company	5
Item 9. Person/Assets, Retained, Employed, Compensated or Used	5
Item 10. Financial Statements	5
Item 11. Additional Information.	5
Item 12. Exhibits	6
Item 13. Information Required by Schedule 13e-3	7
SIGNATURE	7
EXHIBIT INDEX	8
EX-99.(a)(1)(A)
EX-99.(a)(1)(B)
EX-99.(a)(1)(C)
EX-99.(a)(1)(D)
EX-99.(a)(1)(E)
EX-99.(a)(1)(F)
EX-99.(a)(1)(G)
EX-99.(a)(1)(H)
EX-99.(a)(1)(I)
EX-99.(a)(1)(J)
EX-99.(d)(9)
EX-99.(d)(10)
EX-99.(d)(11)
EX-99.(d)(12)
EX-99.(d)(13)
EX-99.(d)(14)

Item 1. Summary Term Sheet.
     The information set forth under “Summary Term Sheet — Questions and Answers” in the Offer to Exchange Certain Stock Options for Replacement Stock Options, dated July 14, 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and address.
     Flextronics International Ltd., a company incorporated under the laws of the Republic of Singapore (company registration no.: 199002645H) (the Company” or “Flextronics”) is the issuer of the securities that are subject to the Offer to Exchange. The Company’s principal corporate office is located at One Marina Boulevard, #28-00, Singapore 018989 and its principal U.S. corporate headquarters are located at 2090 Fortune Drive, San Jose, California, 95131. The Company’s telephone number in the Republic of Singapore is (65) 6890-7188 and its telephone number in the United States is (408) 576-7722.
     (b) Securities.
     This Tender Offer on Schedule TO relates to an offer by the Company to certain of its employees to exchange some or all of their outstanding options to purchase the Company’s ordinary shares for fewer replacement stock options with exercise prices equal to the closing price of the Company’s shares on the date of grant (the “Offer”). A stock option will be eligible for exchange if: (i) it has an exercise price of at least $10.00 per share; (ii) it was granted at least 12 months prior to the commencement of this Offer to Exchange (iii) it is held by an employee who is eligible to participate in the Offer and (iv) it remains outstanding (i.e., unexpired and unexercised) as of the date of grant of the replacement options (such options are referred to herein as “Eligible Options”).
     The Company is making the Offer to all of the U.S. and international employees of the Company and its subsidiaries who hold Eligible Options (referred to herein as the “Eligible Employees”), except for (i) members of the Company’s Board of Directors, (ii) the Company’s executive officers and (iii) certain employees residing outside the U.S. where the Company believes that local law would make their participation illegal, inadvisable or impractical and where exclusion otherwise is consistent with the Company’s compensation policies with respect to the relevant jurisdiction. To remain eligible to participate in the Offer, the Eligible Employees must be employed by the Company or one of its subsidiaries on the date the Offer commences and remain employed through the date that the replacement options are granted.
     As of July 7, 2009, approximately 29,785,719 shares were subject to Eligible Options. The actual number of shares subject to the stock options to be exchanged in the Offer will depend upon the number of ordinary shares subject to Eligible Options surrendered by the Eligible Employees and accepted for exchange. The Company is making the Offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related accompanying Paper Election Form, attached hereto as Exhibit (a)(1)(D).
     The information set forth in the Offer to Exchange under “Summary Term Sheet — Questions and Answers,” “Risk Factors,” “The Exchange Offer — Section 2, Eligible Employees,” “The Exchange Offer — Section 3, Eligible Options,” “The Exchange Offer — Section 4, Exchange Ratios,” “The Exchange Offer — Section 5, Source and Amount of Consideration; Terms of Replacement Options,” “The Exchange Offer — Section 8, Acceptance of Options for Exchange and Grant of Replacement Options,” and “The Exchange Offer — Section 9, Expiration Time” is incorporated herein by reference.
     (c) Trading Market and Price.
     The information set forth in the Offer to Exchange under “The Exchange Offer — Section 13, Price Range of Ordinary Shares Underlying Eligible Options” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.
     The Company is both the filing person and the issuer. The information set forth under Item 2(a) above and in Schedule B to the Offer to Exchange is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) Material Terms.
     The information set forth in Schedule C to the Offer to Exchange and in the Offer to Exchange under “Summary Term Sheet — Questions and Answers” and “The Exchange Offer” is incorporated herein by reference.
     (b) Purchases.
     The members of the Company’s Board of Directors and the Company’s executive officers are not eligible to participate in the Offer. The information set forth in the Offer to Exchange under “The Exchange Program — Section 15, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (e) Agreements Involving the Subject Company’s Securities.
     The information set forth in the Offer to Exchange under “Summary Term Sheet — Questions and Answers,” “The Exchange Offer — Section 3, Eligible Options,” “The Exchange Offer — Section 5, Source and Amount of Consideration; Terms of Replacement Options,” “The Exchange Offer — Section 12, Summary of the Plans” and “The Exchange Offer — Section 15, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference. See also the equity incentive plans and award agreements attached hereto as Exhibits (d)(1) — (d)(14) and incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes.
     The information set forth in the Offer to Exchange under “Summary Term Sheet — Questions and Answers” and “The Exchange Offer — Section 1, Purpose of the Option Exchange Program” is incorporated herein by reference.
     (b) Use of Securities Acquired.
     The information set forth in the Offer to Exchange under “Summary Term Sheet — Questions and Answers,” “The Exchange Offer — Section 8, Acceptance of Options for Exchange and Grant of Replacement Options,” “The Exchange Offer — Section 16, Status of Options Accepted for Exchange,” and “The Exchange Offer — Section 17, Accounting Consequences of the Exchange” is incorporated herein by reference.
     (c) Plans.
     Not applicable.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Source of Funds.
     The information set forth in the Offer to Exchange under “Summary Term Sheet — Questions and Answers,” “The Exchange Offer — Section 4, Exchange Ratios” and “The Exchange Offer — Section 5, Source and Amount of Consideration; Terms of Replacement Options” is incorporated herein by reference.

     (b) Conditions.
     The information set forth in the Offer to Exchange under “Summary Term Sheet — Questions and Answers” and “The Exchange Offer — Section 10, Conditions of the Exchange Offer” is incorporated herein by reference.
     (d) Borrowed Funds.
     Not applicable.
Item 8. Interest in Securities of the Subject Company.
     (a) Securities Ownership.
     The information set forth in the Offer to Exchange under “The Exchange Program — Section 15, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.
     (b) Securities Transactions.
     The information set forth in the Offer to Exchange under “The Exchange Program — Section 15, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.
Item 9. Person/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations.
     Not applicable.
Item 10. Financial Statements.
     (a) Financial Information.
     The information set forth in Item 8, Financial Statements and Supplementary Data, of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2009 and in the Offer to Exchange under “The Exchange Offer — Section 14, Information Concerning Flextronics; Financial Information” and “The Exchange Offer — Section 21, Additional Information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K can also be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov.
     As of the date of this tender offer statement on Schedule TO, the Company has not filed with the Securities and Exchange Commission a Quarterly Report on Form 10-Q for the Company’s first fiscal quarter ended July 3, 2009.
     (b) Pro Forma Information.
     Not applicable.
Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
     The information set forth in the Offer to Exchange under the sections under “The Exchange Offer — Section 15, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” and “The Exchange Offer — Section 18, Legal Matters and Regulatory Approvals” is incorporated herein by reference.
     (b) Other Material Information.
     Not applicable.

Item 12. Exhibits.

Exhibit
No.	Description

(a)(1)(A)	Offer to Exchange Certain Stock Options for Replacement Stock Options, dated July 14, 2009

(a)(1)(B)	Paper Election Form

(a)(1)(C)	Option Exchange Program Q&A, dated July 14, 2009

(a)(1)(D)	Announcement of the Launch of the Exchange Offer, dated July 14, 2009, from Flextronics International Ltd. Stock Administration

(a)(1)(E)	Form of E-mail to Employees with Login ID

(a)(1)(F)	Screen Shots from Exchange Offer Website

(a)(1)(G)	Form of Online Agreement to Terms of Election

(a)(1)(H)	Form E-mail Confirming Declined Offer

(a)(1)(I)	Form E-mail Confirming Accepted Offer

(a)(1)(J)	Form of Reminder E-mail

(a)(1)(K)	Annual Report on Form 10-K for the fiscal year ended March 31, 2009 (filed with the Securities and Exchange Commission on May 20, 2009 (SEC File No. 000-23354) and incorporated herein by reference)

(b)	Not Applicable

(d)(1)	Flextronics International Ltd. 2001 Equity Incentive Plan (filed as Exhibit 10.01 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 14, 2009 (SEC File No. 000-23354) and incorporated herein by reference)

(d)(2)	Flextronics International Ltd. 2002 Interim Incentive Plan (filed as Exhibit 10.02 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 14, 2009 (SEC File No. 000-23354) and incorporated herein by reference)

(d)(3)	Flextronics International Ltd. 2004 Award Plan for New Employees (filed as Exhibit 10.03 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 14, 2009 (SEC File No. 000-23354) and incorporated herein by reference)

(d)(4)	Solectron Corporation 2002 Stock Plan (filed as Exhibit 10.05 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 14, 2009 (SEC File No. 000-23354) and incorporated herein by reference)

(d)(5)	Flextronics International Ltd. 1993 Share Option Plan (filed as Exhibit 10.04 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 14, 2009 (SEC File No. 000-23354) and incorporated herein by reference)

(d)(6)	Chatham Technologies, Inc. 1997 Stock Option Plan (filed as Exhibit 10.06 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 14, 2009 (SEC File No. 000-23354) and incorporated herein by reference)

(d)(7)	The Dii Group, Inc. 1994 Stock Incentive Plan (filed as Exhibit 10.07 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 14, 2009 (SEC File No. 000-23354) and incorporated herein by reference)

(d)(8)	Palo Alto Products International Pte., Ltd. 1996 Share Option Plan (filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 with the Securities and Exchange Commission on April 13, 2000 (SEC File No. 333-34698) and incorporated herein by reference)

(d)(9)	Form of Flextronics International Ltd. 2001 Equity Incentive Plan Notice of Grant of Stock Option and Share Option Agreement for U.S. Employees

Exhibit
No.	Description

(d)(10)	Form of Flextronics International Ltd. 2001 Equity Incentive Plan Notice of Grant of Stock Option and Share Option Agreement for non-U.S. Employees

(d)(11)	Form of Flextronics International Ltd. 2002 Interim Incentive Plan Notice of Grant of Stock Option and Share Option Agreement for U.S. Employees

(d)(12)	Form of Flextronics International Ltd. 2002 Interim Incentive Plan Notice of Grant of Stock Option and Share Option Agreement for non-U.S. Employees

(d)(13)	Form of Solectron Corporation 2002 Stock Plan Notice of Grant of Stock Option and Share Option Agreement for U.S. Employees

(d)(14)	Form of Solectron Corporation 2002 Stock Plan Notice of Grant of Stock Option and Share Option Agreement for non-U.S. Employees

(g)	Not applicable.

(h)	Not applicable.
Item 13. Information Required by Schedule 13e-3
     Not applicable.
SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FLEXTRONICS INTERNATIONAL LTD.
Date: July 14, 2009	By:	/s/ Paul Read
		Name:	Paul Read
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit
No.	Description

(a)(1)(A)	Offer to Exchange Certain Stock Options for Replacement Stock Options, dated July 14, 2009

(a)(1)(B)	Paper Election Form

(a)(1)(C)	Option Exchange Program Q&A, dated July 14, 2009

(a)(1)(D)	Announcement of the Launch of the Exchange Offer, dated July 14, 2009, from Flextronics International Ltd. Stock Administration

(a)(1)(E)	Form of E-mail to Employees with Login ID

(a)(1)(F)	Screen Shots from Exchange Offer Website

(a)(1)(G)	Form of Online Agreement to Terms of Election

(a)(1)(H)	Form E-mail Confirming Declined Offer

(a)(1)(I)	Form E-mail Confirming Accepted Offer

(a)(1)(J)	Form of Reminder E-mail

(a)(1)(K)	Annual Report on Form 10-K for the fiscal year ended March 31, 2009 (filed with the Securities and Exchange Commission on May 20, 2009 (SEC File No. 000-23354) and incorporated herein by reference)

(b)	Not applicable

(d)(1)	Flextronics International Ltd. 2001 Equity Incentive Plan (filed as Exhibit 10.01 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 14, 2009 (SEC File No. 000-23354) and incorporated herein by reference)

(d)(2)	Flextronics International Ltd. 2002 Interim Incentive Plan (filed as Exhibit 10.02 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 14, 2009 (SEC File No. 000-23354) and incorporated herein by reference)

(d)(3)	Flextronics International Ltd. 2004 Award Plan for New Employees (filed as Exhibit 10.03 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 14, 2009 (SEC File No. 000-23354) and incorporated herein by reference)

(d)(4)	Solectron Corporation 2002 Stock Plan (filed as Exhibit 10.05 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 14, 2009 (SEC File No. 000-23354) and incorporated herein by reference)

(d)(5)	Flextronics International Ltd. 1993 Share Option Plan (filed as Exhibit 10.04 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 14, 2009 (SEC File No. 000-23354) and incorporated herein by reference)

(d)(6)	Chatham Technologies, Inc. 1997 Stock Option Plan (filed as Exhibit 10.06 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 14, 2009 (SEC File No. 000-23354) and incorporated herein by reference)

(d)(7)	The Dii Group, Inc. 1994 Stock Incentive Plan (filed as Exhibit 10.07 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 14, 2009 (SEC File No. 000-23354) and incorporated herein by reference)

(d)(8)	Palo Alto Products International Pte., Ltd. 1996 Share Option Plan (filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 with the Securities and Exchange Commission on April 13, 2000 (SEC File No. 333-34698) and incorporated herein by reference)

(d)(9)	Form of Flextronics International Ltd. 2001 Equity Incentive Plan Notice of Grant of Stock Option and Share Option Agreement for U.S. Employees

Exhibit
No.	Description

(d)(10)	Form of Flextronics International Ltd. 2001 Equity Incentive Plan Notice of Grant of Stock Option and Share Option Agreement for non-U.S. Employees

(d)(11)	Form of Flextronics International Ltd. 2002 Interim Incentive Plan Notice of Grant of Stock Option and Share Option Agreement for U.S. Employees

(d)(12)	Form of Flextronics International Ltd. 2002 Interim Incentive Plan Notice of Grant of Stock Option and Share Option Agreement for non-U.S. Employees

(d)(13)	Form of Solectron Corporation 2002 Stock Plan Notice of Grant of Stock Option and Share Option Agreement for U.S. Employees

(d)(14)	Form of Solectron Corporation 2002 Stock Plan Notice of Grant of Stock Option and Share Option Agreement for non-U.S. Employees

(g)	Not applicable

(h)	Not applicable